UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On December 13, 2023, Zapp Electric Vehicles Group Limited (the “Company”) received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum market value of publicly held shares set forth in Nasdaq’s rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires primary securities listed on the Nasdaq Global Market to maintain a minimum market value of publicly held shares of $15,000,000, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the minimum market value of publicly held shares requirement exists if a deficiency under Rule 5450(b)(2)(C) continues for a period of 30 consecutive business days. Based on the market value of publicly held shares for the 30 consecutive business days beginning October 19, 2023, the Company is not in compliance with the minimum market value of publicly held shares requirement.

The Notification Letter has no immediate effect on the listing of the ordinary shares, which will continue to trade on The Nasdaq Global Market under the symbol “ZAPP.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has a cure period of 180 calendar days, or until June 10, 2024 (the “Compliance Period”),to regain compliance with the minimum market value of publicly held shares requirement. To regain compliance, the market value of publicly held shares must meet or exceed $15,000,000 for at least 10 consecutive business days during the Compliance Period. If the Company does not regain compliance during such cure period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel.

The Company will make its best efforts to regain compliance with Listing Rule 5450(b)(2)(C) prior to the expiration of the Compliance Period. However, there can be no assurance that the Company will succeed in doing so.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency within four business days after receipt of the Notification Letter.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, the concomitant risk that its shares may be delisted by Nasdaq, market and business conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: December 18, 2023	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer